Exhibit 2

Arrow Holdings S.à r.l.

20 rue Eugene Ruppert

Luxembourg L-2453

March 25, 2024

Board of Directors

Target Hospitality Corp.

2170 Buckthorne Place, Suite 440

The Woodlands, TX 77380

Dear Members of the Board of Directors:

Arrow Holdings S.à r.l. (“Arrow”) is pleased to submit this non-binding proposal to acquire all of the outstanding shares of common stock of Target Hospitality Corp. (the “Company” or “Target”) that are not owned by any of Arrow, any investment fund managed by TDR Capital LLP or their respective affiliates (collectively, the “Arrow Group”) for cash consideration of $10.80 per share (our “Proposal”).

As you know, Arrow is the largest stockholder of the Company, and the Arrow Group beneficially owns, directly or indirectly, approximately 65 million shares of the Company’s common stock and controls approximately 64% of the aggregate voting power of the common stock of the Company.

The terms of our Proposal are highly attractive to the Company’s public shareholders, representing more than a 21% premium to the closing price of the Company’s common stock on March 22, 2024. Further, the offer price in the Proposal represents a 9% premium to the Company’s highest closing price of any trading day since Target’s December 13, 2023, announcement that included disappointing 2024 revenue and EBITDA guidance, in part associated with the disclosure of Target’s PCC contract details.1

Our proposal offers the Company’s public shareholders an opportunity to derisk their investment at a compelling valuation, providing an attractive liquidity option and certainty of value. As the largest and longest-tenured shareholder of Target, we firmly believe that as a private company Target will be best positioned to address the current market dynamics and various other challenges it faces, enabling the Company to focus on its long-term success without the distractions and limitations that come with operating as a public company.

It is our expectation that a fully empowered special committee of non-management directors that are independent of the Arrow Group will be established to consider our Proposal and make a recommendation to the Company’s Board of Directors. We will not move forward with the Proposal unless it is approved by such a special committee, as advised by independent legal and financial advisors.

[1]

In a 13-Dec-2023 press release, Target released 2024 revenue guidance of $410 -$425 million, which was below the Wall Street consensus estimate of $456 million, and 2024 adjusted EBITDA guidance of $195 -$210 million, which was below the Wall Street consensus estimate of $250 million.

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In addition, our Proposal is subject to a non-waivable condition requiring the approval of a majority of the aggregate voting power represented by the shares of common stock that are not owned by the Arrow Group or by any shareholders rolling over their equity in the proposed transaction.

This Proposal is subject to securing debt financing for the transaction, and we will have signed debt commitments in place prior to signing a definitive agreement. Given Arrow Group’s extensive history with the business and current standing as the largest shareholder of the Company, as well as its long-standing relationships with debt financing sources, we do not expect issues with securing the necessary financing for the transaction in a timely manner. We will also need to perform customary due diligence prior to executing definitive documentation, which we are confident we can complete expeditiously. We reserve the right to withdraw or modify our Proposal at any time.

We, alongside our advisors (The Donerail Group LP and BofA Securities as financial advisors and Kirkland & Ellis LLP as legal advisor), look forward to working with the special committee and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our Proposal and this important transaction.

Sincerely,

Arrow Holdings S.à r.l.

By:	/s/ Evelina Jakstas
Name: Evelina Jakstas
Title: Class A Manager

cc:	Heidi Lewis, General Counsel, Target Hospitality Corp.

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